Exhibit 99.1

Kamada Awarded $22 Million Extension of Canadian Supply Tender

●	Awarded Extension to Existing Supply Tender which relates to Portfolio of Four Specialty IgG Products Acquired in 2021

●	Supply Extension Secures Ongoing Sales of Approximately $7.5 Million Per Year for 2023-2025, with an Option to Extend for up to Additional Two Years

Rehovot, Israel, and Hoboken, NJ, October 19, 2022 – Kamada Ltd. (NASDAQ & TASE: KMDA), a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, announced today that the Company was awarded an extension of an existing tender from the Canadian Blood Services (CBS) for the supply of four IgG products, CYTOGAM®, HEPAGAM®, VARIZIG® and WINRHO® SDF, for an additional three years for an approximate total value of $22 million. This award secures the ongoing sales of those products in the Canadian market. The four commercial products, approved by Health Canada and the U.S. Food and Drug Administration (FDA), were acquired by Kamada in November 2021. CBS manages the Canadian supply of blood products for all Canadian provinces and territories, excluding Quebec. The extension with CBS is for a three-year period, commencing on April 1, 2023, with an option to extend for up to two additional years.

“This award, together with KAMRAB® as the primary anti-Rabies IgG product used in Canada, validates our position as the leading specialty IgG company in that important geography,” said Amir London, Kamada’s Chief Executive Officer. “This achievement represents the second significant tender we have recently secured, following the new $11.4 million supply agreement won for VARIZIG from an international organization operating principally in Latin America. We remain confident that significant commercial potential exists for our IgG portfolio in international markets and intend to continue pursuing additional contracts in key strategic territories.”

Commercial manufacturing of CYTOGAM at Kamada’s Israeli manufacturing plant is expected to be initiated during 2023, following anticipated FDA and Health Canada approvals of the ongoing tech transfer process. HEPAGAM, VARIZIG and WINRHO SDF are manufactured by Emergent BioSolutions (NYSE: EBS) at its facility in Winnipeg, MB, Canada, under a contract development and manufacturing service agreement.

About Kamada

Kamada Ltd. (the “Company”) is a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. The Company’s strategy is focused on driving profitable growth from our current commercial activities as well as our manufacturing and development expertise in the plasma-derived biopharmaceutical market. The Company’s commercial products portfolio includes its developed and FDA approved products GLASSIA® and KEDRAB® as well as its recently acquired FDA approved plasma-derived hyperimmune products CYTOGAM®, HEPAGAM B®, VARIZIG® and WINRHO®SDF. The Company has additional four plasma-derived products which are registered in markets outside the U.S. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Brazil, Argentina, India and other countries in Latin America and Asia. The Company has a diverse portfolio of development pipeline products including an inhaled AAT for the treatment of AAT deficiency for which the Company is currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. The Company leverages its expertise and presence in the Israeli pharmaceutical market to distribute in Israel more than 20 products that are manufactured by third parties and have recently added eleven biosimilar products to its Israeli distribution portfolio, which, subject to EMA and the Israeli MOH approvals, are expected to be launched in Israel through 2028. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) the prospects of aggregate revenues of approximately $22 million for the tender extension, which would commence on April 1, 2023, 2) positive statements regarding Kamada’s ability to grow sales of its newly acquired portfolio of four FDA-approved plasma-derived specialty IgGs in the international markets, 3) Kamada’s intention to continue pursuing additional commercial contracts in key strategic territories, 4) positive statements regarding validation of Kamada’s position as the leading specialty IgG company in Canada, 5) the commercial manufacturing of CYTOGAM at Kamada’s Israeli manufacturing plant initiating during 2023, and 6) anticipated FDA and Health Canada approvals of the on-going tech transfer process. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the continued evolvement of the COVID-19 pandemic, its scope, effect and duration, disruption to the supply chain due to COVID-19 pandemic, Kamada’s ability to successfully integrate the new product portfolio into its current product portfolio, regulatory delays, changes with FDA and other regulatory agencies’ rules and regulations, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com